================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
                                (AMENDMENT NO. 3)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.

                                 CITIGROUP INC.

                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))

                                 --------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                    893939108
                      (CUSIP Number of Class of Securities)

                                 --------------

                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [X] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]
================================================================================

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company at a purchase price of $41.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the Supplement thereto, dated April 4, 2000 (the "Supplement"), and in the Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

     The information in each of the Offer to Purchase and the Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 is hereby amended and supplemented by the following:

     (b) The information set forth in "Background of this Offer" of the Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented by the following:

     (a) The information set forth in "Certain Legal Matters" of the Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(M)     Supplement to Offer to Purchase dated April 4, 2000.

(a)(1)(N) Amendment No. 1 to the Recommendation Statement on Schedule 14D-9 of the Company dated April 4, 2000.

(a)(5)(O) Complaint of Sidney Wolgin, on behalf of himself and others similarly situated, against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 31, 2000.

(a)(5)(P) Second Amended Complaint of Howard Vogel, on behalf of himself and all others similarly situated, against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, TAP Merger Corp., Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on April 1, 2000 (included as Annex B of the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(M)).

(c)(3) Letter from Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of the Company, dated April 3, 2000 (included as Annex A of the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(M)).

(c)(4) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of the Company on April 3, 2000.

(c)(5) Valuation Analysis of Salomon Smith Barney Inc. prepared in connection with presentation to members of Citigroup Inc.'s management, dated March 20, 2000.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 13 is hereby amended and supplemented by the following:

     The information set forth in the INTRODUCTION, "Background of this Offer," "Opinion of Financial Advisor," "Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" and "Interests of Certain Persons in the Offer and the Merger" in the Supplement is incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHEDULE TO AND SCHEDULE 13E-3

                                        CITIGROUP INC.

                                        By: /s/ Charles O. Prince, III
                                          -------------------------------------
                                          Name:  Charles O. Prince, III
                                          Title: General Counsel and Corporate
                                                 Secretary

                                        THE TRAVELERS INSURANCE GROUP INC.

                                        By: /s/ Irwin Ettinger
                                          -------------------------------------
                                          Name:  Irwin Ettinger
                                          Title: Senior Vice President

                                        SCHEDULE 13E-3

                                        TRAVELERS PROPERTY CASUALTY CORP.

                                        By: /s/ James M. Michener
                                          -------------------------------------
                                          Name:  James M. Michener
                                          Title: Senior Vice President,
                                                 Secretary and
                                                 General Counsel

Date: April 4, 2000

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION
-----------   -----------

(a)(1)(M)     Supplement to Offer to Purchase dated April 4, 2000.

(a)(1)(N) Amendment No. 1 to the Recommendation Statement on Schedule 14D-9 of the Company dated April 4, 2000.

(a)(5)(O) Complaint of Sidney Wolgin, on behalf of himself and others similarly situated, against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on March 31, 2000.

(a)(5)(P) Second Amended Complaint of Howard Vogel, on behalf of himself and all others similarly situated, against Travelers Property Casualty Corp., Robert I. Lipp, Jay S. Fishman, Frank J. Tasco, Dudley C. Mecum II, Arthur Zankel, Kenneth J. Bialkin, Sanford I. Weill, TAP Merger Corp., Leslie B. Disharoon and Citigroup Inc., filed in the Court of Chancery of the State of Delaware on April 1, 2000 (included as Annex B of the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(M)).

(c)(3) Letter from Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of the Company, dated April 3, 2000 (included as Annex A of the Supplement to the Offer to Purchase filed herewith as Exhibit (a)(1)(M)).

(c)(4) Materials presented by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of the Company on April 3, 2000.

(c)(5) Valuation Analysis of Salomon Smith Barney Inc. prepared in connection with presentation to members of Citigroup Inc.'s management, dated March 20, 2000.